UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)

May 13, 2019

Tesla, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-34756	91-2197729
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3500 Deer Creek Road

Palo Alto, California 94304

(Address of principal executive offices, including zip code)

(650) 681-5000

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter). Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock	TSLA	The Nasdaq Global Select Market

Item 8.01.Other Events.

On May 13, 2019, Tesla, Inc. (“Tesla”) issued a press release announcing the final offer consideration for its previously announced offer to exchange all outstanding shares of common stock of Maxwell Technologies, Inc. (“Maxwell”) for shares of Tesla common stock (the “Offer”).  A copy of this press release is filed as Exhibit 99.1 to this report and is incorporated herein by reference.

In connection with the offer to exchange, the opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, and the opinion of DLA Piper LLP (US) as to material U.S. federal income tax consequences of the Offer and subsequent merger, delivered to Tesla and Maxwell, respectively, as of the effective date of the Registration Statement on Form S-4 (Registration No. 333-229749) relating to the Offer (the “Registration Statement”), are being filed as Exhibits 8.1 and 8.2, respectively, to this Current Report on Form 8-K, and each is incorporated herein and into the Registration Statement by reference.

Item 9.01.Financial Statements and Exhibits.

(d) Exhibits.

The following exhibits are filed herewith:

Exhibit No.	Description

8.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, regarding tax matters.
8.2	Opinion of DLA Piper LLP (US), regarding tax matters.
99.1	Press Release of Tesla, Inc., dated May 13, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TESLA, INC.

Date: May 13, 2019	By:	/s/ Zachary J. Kirkhorn
	Name:	Zachary J. Kirkhorn
	Title:	Chief Financial Officer